Exhibit 99.1

DRAGONWAVE HARMONY ENHANCED MC INCREASES MICROWAVE BACKHAUL CAPACITY TWOFOLD FOR 4G AND BEYOND

Harmony Enhanced MC platform with integrated dual channel, XPIC capabilities, and the industry’s first 10GE radio port supports backhaul scalability and expands interoperability functionality.

Ottawa, Canada, January 25, 2016 - DragonWave® Inc. (TSX: DWI; NASDAQ: DRWI) today introduced Harmony Enhanced MC, an ultra-high capacity, multi-service microwave system operating in the 6-42 GHz spectrum bands that provides dual channel support and extended reach. Harmony Enhanced MC delivers the next level of capacity by introducing integrated dual carrier and fully integrated XPIC capabilities into a single Outdoor Unit (ODU) antenna configuration. With its integrated switch, and the Industry’s first 10GE port on a wireless backhaul radio, Harmony Enhanced MC delivers a true all-outdoor, Ethernet solution with unmatched system gain and spectral efficiency.

“DragonWave is continuing to push the capacity envelope and build upon the strong spectral efficiency of its portfolio with the introduction of its Harmony Enhanced MC.” said Emmy Johnson, founder and principal analyst, Sky Light Research. “Today, operators are looking for the most easily deployed and cost-effective solutions to increase capacity on overtaxed backhaul networks. The increased capacity of Harmony Enhanced MC, and the introduction of a 10GE port, allows operators to provide backhaul connectivity to the next generation of basestation, switches and routers.”

With integrated 112 MHz channel support, 4096QAM capability, Bandwidth Accelerator+ and MIMO, Harmony Enhanced MC delivers over 4 Gbps in a single radio, with scalability to deliver 8Gbps on a single antenna.. The Harmony Enhanced MC also provides the highest systems gain in an all-outdoor microwave system, leveraging the latest RF ASIC technology to increase reach by more than 30% reducing tower costs. The Harmony Enhanced MC system is also hardware ready to support Software Defined Networking (SDN), effectively enabling end-to-end network intelligence. Additionally, integrated Ethernet switching with a 10GE port, Carrier Ethernet services support, and upgradability to MPLS-TP, and Software Defined Networking (SDN), enables end-to-end network intelligence that doesn’t require an additional indoor switching unit.

“Through close work with operators, we understand their concerns regarding how best to cope with a growing subscriber base and the ever-increasing capacity demands on their backhaul networks,” said Greg Friesen, vice president, Product Management, DragonWave. “Harmony Enhanced MC is an important addition to the Harmony family and comes at an ideal time to help operators deploy affordable, highly scalable microwave solutions quickly, and that offer the ability to continue to meet customers’ expectations long-term.”

The Harmony Enhanced MC will be on display in the DragonWave booth #7E12 at Mobile World Congress. To book a demonstration of the Harmony Enhanced MC capacity doubling capabilities, please sign up here: http://www.dragonwaveinc.com/request-harmony-mc-solutions-demo-mobile-world-congress

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle	Becky Obbema
Marketing Communications	Interprose Public Relations
DragonWave Inc.	(for DragonWave)
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com
Tel: 613-599-9991 ext 2262	Tel: (408) 778-2024